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April 3, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	HomeStreet, Inc.

Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of HomeStreet, Inc., a Washington corporation (“HomeStreet” or the “Company”), we are transmitting for filing pursuant to Note 4 to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, HomeStreet’s preliminary proxy statement on Schedule 14A and form of proxy card (the “Proxy Material”) in respect of the Company’s 2018 annual meeting of shareholders (the “2018 Annual Meeting”). We are filing the Proxy Material in preliminary form because HomeStreet refers in the Proxy Material to a solicitation in opposition. However, the circumstances of our client’s proxy solicitation are arguably unusual, and thus we would like to explain them to the Securities and Exchange Commission.

On February 23, 2018, the Company received a purported notice from Blue Lion Opportunity Master Fund, L.P. (collectively with its affiliates, “Blue Lion”), stating its intention to nominate two director candidates and submit three shareholder proposals at the 2018 Annual Meeting. The Company rejected the purported notice on March 1, 2018 because it failed to comply with the Company’s advance notice bylaw for notice of director nominations and shareholder proposals.

On March 13, 2018, Blue Lion filed suit against the Company in the Superior Court of Washington for King County (the “Court”) seeking a declaratory judgment that Blue Lion’s purported notice complied with the Company’s advance notice bylaw, along with a motion for a preliminary injunction enjoining the Company from rejecting the purported notice as invalid.

 On March 30, 2018, the Court ruled in favor of the Company, affirming the Company’s position that Blue Lion failed to comply with the Company’s advance notice bylaw for notice of director nominations and shareholder proposals. A copy of the Court’s order denying the motion for preliminary injunction against the Company is attached hereto as Exhibit A.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

United States Securities and Exchange Commission

Division of Corporation Finance

April 3, 2018

Please direct any questions that you may have to me at (212) 839-8744 or Beth E. Peev at (312) 853-7443.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

Enclosure

cc:	Godfrey B. Evans

Executive Vice President, General Counsel,
Chief Administrative Officer & Corporate
Secretary
HomeStreet, Inc.

EXHIBIT A

IN THE SUPERIOR COURT OF THE STATE OF WASHINGTON
FOR KING COUNTY

BLUE LION OPPORTUNITY MASTER FUND, L.P., Plaintiff, v. HOMESTREET, INC., Defendant.	Case No. 18-2-06791-0 SEA ORDER DENYING MOTION FOR PRELIMINARY INJUNCTION The Honorable Timothy Bradshaw

THIS MATTER came before the Court on Plaintiff's Motion for Preliminary Injunction. Having considered the parties' briefing and accompanying papers filed in support of and in opposition to the motion as well as the arguments of counsel at the March 30, 2018 hearing held on this matter, the Court finds as follows:

Plaintiff Blue Lion Opportunity Master Fund, L.P. ("Plaintiff") seeks a preliminary injunction enjoining the board of directors of Defendant HomeStreet, Inc. ("HomeStreet") from enforcing the Company's "advance notice bylaw" and rejecting Plaintiff's notice.

Plaintiff bears the burden to show a clear right to the relief it seeks. *See Kucera v. State Dep't of Transp.*, 140 Wn. 2d 200, 209, 995 P.2d 63, 68 (2000) (requiring plaintiff to show that it has (1) a clear legal or equitable right, (2) a well-grounded fear of immediate invasion of that right, and (3) defendant's actions are either resulting or will result in actual and substantial injury to plaintiff).

ORDER DENYING MOTION FOR
PRELIMINARY INJUNCTION: 18-2-06791-0 SEA

ORRICK, HERRINGTON & SUTCLIFFE LLP
701 Fifth Avenue, Suite 5600
Seattle, Washington 98104-7097
+1 206 839 4300

4126-3583-5155.4

The Court finds that Plaintiff failed to meet its burden to demonstrate a clear right to the relief it seeks. Advance notice bylaws like the one at issue in this case are common. The Court finds that Defendant's advance notice bylaw is valid and that Plaintiff failed to comply with the requirements of that advance notice bylaw. The Court finds that Defendant's board of directors' decision to reject Plaintiff's submission is an exercise of its business judgment that the Court will not disturb here. The Court further finds that Plaintiff has failed to establish irreparable harm in the absence of injunctive relief because, for example, Plaintiff can seek a special meeting of the shareholders as an alternative to reach the same ends sought here.

Accordingly, it is hereby ORDERED that Plaintiff's Motion for Preliminary Injunction is DENIED.

DATED April 2, 2018 .

/s/ *Hon. Timothy Bradshaw*
The Honorable Timothy Bradshaw
King County Superior Court Judge

ORDER DENYING MOTION FOR PRELIMINARY INJUNCTION: 18-2-06791-0 SEA

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ORRICK, HERRINGTON & SUTCLIFFE LLP
701 Fifth Avenue, Suite 5600
Seattle, Washington 98104-7097
+1 206 839 4300

4126-3583-5155.4